October 16, 2024

Robert I. Kauffman
Chief Executive Officer
Aldel Financial II Inc.
104 S. Walnut Street, Unit 1A
Itasca, IL 60143

       Re: Aldel Financial II Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 10, 2024
           File No. 333-282397
Dear Robert I. Kauffman:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 9, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1, filed October 10, 2024 Sponsor Ownership, page 144

1. We note your response to prior comment 3. We note the non-managing sponsor investors will hold a material amount of the founder shares. Please revise to disclose the total ownership that each of the 10 non-managing sponsor investors will hold, including founder shares, private units, public units and OTM Warrants, while noting that certain purchases are pursuant to indications of interest and are therefore not definite.
 October 16, 2024
Page 2

       Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-
7153 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Giovanni Caruso, Esq.